UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 99.1, 99.3, 99.4, and 99.5, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267932).

EXPLANATORY NOTE

On January 5, 2023, Midatech Pharma PLC (the “Company”) posted its Circular and Notice of General Meeting (the “Midatech Circular”) to its shareholders related to, among other things, its proposed acquisition (the “Acquisition”) of Bioasis Technologies Inc. (“Bioasis”). The Circular is attached hereto as Exhibit 99.1 and incorporated by reference herein. A copy of the press release announcing the posting of the Midatech Circular is furnished hereto as Exhibit 99.2.

In addition, in connection with Bioasis’ planned mailing of its Management Information Circular (the “Bioasis Circular”) to Bioasis securityholders with respect to the proposed Acquisition, the Company has prepared, solely for inclusion in such Bioasis Circular and to comply with applicable Canadian securities laws, a Management Discussion and Analysis for the year ended December 31, 2021 and for the six months ended June 30, 2022, each of which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

The Company previously filed with the Securities and Exchange Commission unaudited pro forma consolidated financial statements with respect to the proposed Acquisition. Attached hereto as Exhibit 99.5 and incorporated herein by reference are updated unaudited pro forma consolidated financial statements of the Company that give effect to the proposed Acquisition as if it had occurred (i) as at December 31, 2021 for purposes of the pro forma consolidated statement of financial position, and (ii) as at January 1, 2021 for purposes of the pro forma consolidated statements of comprehensive income.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of January 2023, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Midatech Pharma PLC Circular and Notice of General Meeting.

99.2	Press Release, dated January 6, 2023.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2021.

99.4	Management’s Discussion and Analysis for the six months ended June 30, 2022.

99.5	Unaudited Pro Forma Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 6, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer